

July 23, 2013

<u>Via E-mail</u>
Helaine M. Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, Maryland 21045

    Re: **DBUBS 2011-LC3 Mortgage Trust**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 333-172143-01

COMM 2012-LC4 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 333-172143-03

COMM 2012-CCRE1 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 333-172143-04

COMM 2012-CCRE2 Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 333-172143-05

Cantor Commercial Real Estate Lending, L.P.
Form ABS-15G for the Reporting Period of April 1, 2012 to June 30, 2012
Filed September 24, 2012
File No. 025-01219

Guggenheim Life & Annuity Company
Form ABS-15G for the Reporting Period of January 1, 2012 to March 31, 2012
Filed May 14, 2012
File No. 025-00983

Dear Ms. Kaplan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-K of DBUBS 2011-LC3 Mortgage Trust, COMM 2012-LC4 Mortgage Trust, COMM 2012-CCRE1 Mortgage Trust, and COMM 2012-CCRE2 Mortgage Trust

General

1. We note that with respect to each issuing entity that you are providing servicer assessments from multiple servicers. In order to understand whether you have met your requirements under Items 1122 and 1123 of Regulation AB and Exchange Act Rule 15d-18, your Forms 10-K should include explanatory language. Accordingly, it is unclear why certain exhibits have not been filed. For instance:

   * For COMM 2012-CCRE1 Mortgage Trust, we note that the Crossgates Mall and the RiverTown Crossing Mall mortgage loans are serviced under a pooling and servicing agreement that is not incorporated by referenced into the issuing entity's Form 10-K. With a view towards disclosure, please explain why these loans are being serviced under a different pooling and servicing agreement and why that pooling and servicing agreement is not incorporated by reference into the COMM 2012-CCRE1 Mortgage Trust Form 10-K.

   * For COMM 2012-CCRE2 Mortgage Trust, we note that the 260 and 261 Madison Avenue Loan Combination is serviced under a pooling and servicing agreement that is not incorporated by reference into the issuing entity's Form 10-K. With a view towards disclosure, please explain why these loans are being serviced under a different pooling and servicing agreement and why that pooling and servicing agreement is not incorporated by reference into the COMM 2012-CCRE2 Mortgage Trust Form 10-K.

   * We note that both CoreLogic Commercial Real Estate Services, Inc. and National Tax Search, LLC served as vendors for Wells Fargo Bank, N.A. ("Wells Fargo") in Wells Fargo's role as master servicer. With a view towards disclosure, please explain why

reports on assessment of compliance with servicing criteria were filed for these vendors in particular. We note that Wells Fargo has taken responsibility for assessing compliance with the servicing criteria applicable to other vendors.

- With a view towards disclosure, please explain why identical reports on assessment of compliance with servicing criteria were filed as separate exhibits. For example, in COMM 2012-CCRE1 Mortgage Trust, Exhibits 33.13 and 33.16 filed by Wells Fargo are identical and the latter exhibit provides investors with no new information, even though they are labeled differently in the Form 10-K. In your response, please address all duplicative filings in each of the issuing entities and not just the example noted above.

- We note that the prospectuses for each transaction as well as the pooling and servicing agreements applicable to each transaction identify U.S. Bank National Association ("U.S. Bank") as trustee for each transaction. We further note that Schedule II to each pooling and servicing agreement lists the trustee as a party responsible for Item 1122(d)(2)(iii). With a view towards disclosure, please tell us for each transaction why the Form 10-K does not include a report from U.S. Bank on its assessment of compliance with servicing criteria applicable to it as trustee or a corresponding attestation report from an independent auditor regarding U.S. Bank's assessment of compliance.

- We note that the COMM 2012-CCRE1 Mortgage Trust Form 10-K does not include an Item 1123 servicer compliance statement from Bank of America, National Association ("Bank of America"). With a view towards disclosure, please tell us why a servicer compliance statement was not provided covering Bank of America's performance under the applicable servicing agreement.

Servicer Assessments of Wells Fargo Bank
Exhibit 33.6 to the Form 10-K of DBUBS 2011-LC3 Mortgage Trust
Exhibit 33.1 to the Form 10-K of COMM 2012-LC4 Mortgage Trust

2. We note that Wells Fargo's report, as master servicer, on its assessment of compliance with applicable servicing criteria lists Item 1122(d)(3)(iii) of Regulation AB as inapplicable to the activities that it performs with respect to the platform. However, Schedule II to the pooling and servicing agreements for DBUBS 2011-LC3 Mortgage Trust and COMM 2012-LC4 Mortgage Trust lists the master servicer as one of the entities responsible for Item 1122(d)(3)(iii). Please tell us why Wells Fargo, as master servicer, did not provide an assessment with respect to Item 1122(d)(3)(iii).

<u>Servicer Compliance Statements of Wells Fargo Bank</u>
<u>Exhibits 35.5 and 35.6 to the Form 10-K of DBUBS 2011-LC3 Mortgage Trust</u>
<u>Exhibits 35.3 and 35.5 to the Form 10-K of COMM 2012-CCRE1 Mortgage Trust</u>
<u>Exhibits 35.5 and 35.6 to the Form 10-K of COMM 2012-CCRE2 Mortgage Trust</u>

3. Each of these servicer compliance statements refers to certifications made with respect to the preceding "calendar year" rather than the "reporting period." While we acknowledge that your reporting period corresponds to the calendar year, please confirm that, in future filings, the servicer compliance statements that are filed will conform to the form and content of Item 1123 of Regulation AB by referring to the "reporting period."

4. Each of the servicer compliance statements provided by Wells Fargo, as custodian and securities administrator, covers the authorized officer's review of Wells Fargo's activities but does not cover such officer's review of Wells Fargo's performance under the applicable servicing agreement. Please amend the relevant Forms 10-K to provide servicer compliance statements that conform to the form and content of Item 1123 of Regulation AB.

<u>Forms ABS-15G</u>

<u>Form ABS-15G of Cantor Commercial Real Estate Lending, L.P.</u>

5. We note that Cantor Commercial Real Estate Lending, L.P. ("Cantor Commercial") is a sponsor with respect to the COMM 2012-CCRE1 and COMM 2012-CCRE2 Mortgage Trusts. We note that the Form ABS-15G that Cantor Commercial filed on September 24, 2012 for the quarterly period of April 1, 2012 to June 30, 2012 indicated that there was no activity to report; however, we also note that the Form ABS-15G included a footnote stating that Cantor Commercial "attempted" to gather the information required by Form ABS-15G and Exchange Act Rule 15Ga-1. Please remove such qualifying language and provide an affirmative statement of what steps Cantor Commercial took to gather the required information and whether the Form ABS-15G contains all required information. Refer to Exchange Act Rule 15Ga-1(a)(2). Also, please tell us why Cantor Commercial has not filed a subsequent annual report as required by Exchange Act Rule 15Ga-1(c)(2)(ii).

<u>Form ABS-15G of Guggenheim Life & Annuity Company</u>

6. We note that Guggenheim Life & Annuity Company ("Guggenheim") is a sponsor with respect to the COMM 2012-LC4 Mortgage Trust. We note that Guggenheim filed a Form ABS-15G on May 14, 2012 for the quarterly period January 1, 2012 to March 31, 2012 pursuant to Exchange Act Rule 15Ga-1(c)(2)(i). Please tell us why Guggenheim has not filed a subsequent annual report as required by Exchange Act Rule 15Ga-1(c)(2)(ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hughes Bates, Attorney-Advisor, at 202-551-3731or me at 202-551-3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Anna H. Glick
        Cadwalader, Wickersham & Taft LLP